UI
SECURITIES ANI
Wasl

08029476

AB 3/11

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 66359

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2008 DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BIA Capital Strategies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15120 Enterprise Court, Suite 200
(No. and Street)

Chantilly (City) VA (State) 20151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Wiebe 703-802-2962
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Valley Square, Suite 250, 512 Township Line Road, Blue Bell, PA 19422-2700
(Address) (City) (State) (Zip Code)

PROCESSED MAR 18 2008 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles A. Wiebe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIA Capital Strategies, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles A. Wiebe
Signature

Managing Director
Title

Commonwealth of Virginia
City/County of Fairfax

The foregoing instrument was subscribed and sworn to (or affirmed) before me this 22nd day of January, 2008 by Charles A. Wiebe.

Donna Brooking
Notary Public

DONNA BROOKING
Notary Public
Commonwealth of Virginia
283065
My Commission Expires Aug 31, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIA Capital Strategies, LLC

Financial Report
December 31, 2007

BIA Capital Strategies, LLC

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on the Financial Statements

To the Members
BIA Capital Strategies, LLC
Chantilly, Virginia

We have audited the accompanying statement of financial condition of BIA Capital Strategies, LLC (the "Company") as of December 31, 2007 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of BIA Capital Strategies, LLC for the year ended December 31, 2006 were audited by other auditors whose report, dated January 23, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the financial position of BIA Capital Strategies, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements for the year ended December 31, 2007 taken as a whole. The information contained in the supplemental schedules presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information for the year ended December 31, 2007 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The supplementary information for the year ended December 31, 2006 was audited by other auditors whose report, dated January 23, 2007, expressed an unqualified opinion on such information in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 14, 2008

BIA Capital Strategies, LLC

Statements of Financial Condition
December 31, 2007 and 2006

		2007		2006
Assets				
Cash and cash equivalents	$	1,009	$	39,504
Certificates of deposit		30,201		119,823
Prepaid expenses		484		524
Total assets	$	31,694	$	159,851
Liabilities and Members' Equity				
Liabilities				
Due to BIA Capital Corp.	$	20,000	$	20,000
Account payable		-		53
Total liabilities		20,000		20,053
Members' Equity		11,694		139,798
Total liabilities and members' equity	$	31,694	$	159,851

See Notes to Financial Statements.

BIA Capital Strategies, LLC

Statements of Operations
Years Ended December 31, 2007 and 2006

	2007	2006
Revenues		
Investment banking income	$ 70,000	$ 503,400
Interest and dividends	3,066	11,295
	73,066	514,695
Expenses		
Management fees	-	50,000
Business development expense	-	113,350
Other operating expenses	236,170	659,792
	236,170	823,142
Loss from operations	(163,104)	(308,447)
Other income, FINRA distribution	35,000	-
Net loss	$ (128,104)	$ (308,447)

See Notes to Financial Statements.

BIA Capital Strategies, LLC

Statements of Changes in Members' Equity
Years Ended December 31, 2007 and 2006

	Members' Contributed Capital	Undistributed Earnings	Total Members' Equity
Balance at January 1, 2006	$ 50,000	$ 635,745	$ 685,745
Member distributions	-	(237,500)	(237,500)
Net loss	-	(308,447)	(308,447)
Balance at December 31, 2006	50,000	89,798	139,798
Net loss	(38,306)	(89,798)	(128,104)
Balance at December 31, 2007	$ 11,694	$ -	$ 11,694

See Notes to Financial Statements.

BIA Capital Strategies, LLC

Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows Used in Operating Activities		
Net loss	$ (128,104)	$ (308,447)
Adjustments to reconcile net loss to net cash used in operating activities		
Prepaid expenses	40	(444)
Account payable	(53)	53
Due to BIA Capital Corp.	-	(10,000)
Net cash used in operating activities	(128,117)	(318,838)
Cash Flows Provided by Investing Activities		
Maturity of certificates of deposit	89,622	559,575
Purchases of certificates of deposit	-	(109,377)
Net cash provided by investing activities	89,622	450,198
Cash Flows Used in Financing Activities, member distributions	-	(237,500)
Net decrease in cash and cash equivalents	(38,495)	(106,140)
Cash and Cash Equivalents, beginning	39,504	145,644
Cash and Cash Equivalents, ending	$ 1,009	$ 39,504

See Notes to Financial Statements.

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies

Organization: BIA Capital Strategies, LLC (the Company) was formed in the Commonwealth of Virginia on December 31, 2003. The Company received its registrations/licenses from the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) on June 7, 2004; from the State of Virginia on June 8, 2004, the State of Connecticut on July 30, 2004 and from the State of New York on January 5, 2005.

Description of Business: The Company engages in merger and acquisition business, private investment banking, and venture capital services and provides strategic and consulting services primarily to the media and communications industry. The Company assists business clients with capital raising and buying and selling entities in exchange for investment banking fees.

Rule 15c3-3 Exemption: The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds received, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions through one or more designated bank accounts.

A summary of the Company's significant accounting polices is as follows:

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition: Investment banking fees for merger and acquisition, private investment banking, and venture capital services are recognized on the settlement date. Non-refundable retainer income is recognized as received.

Concentration of Credit Risk: The Federal Deposit Insurance Corporation (FDIC) insures bank balances up to $100,000 per banking institution. At various times the amounts on deposit in the various bank accounts are in excess of the FDIC limit. Management monitors these balances and believes they do not represent a significant credit risk to the Company.

Recent Accounting Pronouncements: The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishing a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the Company beginning the fiscal year ending December 31, 2008.

The Financial Accounting Standards Board has issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No, 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in tax positions by requiring the Company to recognize the impact of a tax position in its financial statements if that position would more likely than not be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company beginning the fiscal year ending December 31, 2008.

The Company has not yet determined the impact that adopting SFAS 157 and FIN 48 will have on its financial statements.

Note 2. Related Party Transactions

The Company has entered into two contractual agreements with BIA Capital Corp. (BIA Capital). Two of the Company's members are stockholders of BIA Capital. The first agreement provides for reimbursement to BIA Capital for identified facility, overhead and employee costs. The second agreement provides for transaction-specific compensation to BIA Capital for business development activities conducted by BIA Capital employees on behalf of the Company. Separately, management fees are paid only upon the approval of the Company's Members for reimbursement of expenses of BIA Capital in excess of the contractually agreed upon reimbursement amount.

During 2006, as part of its relationship with BIA Capital, the Company incurred contractually reimbursable costs such as occupancy, overhead and employee costs of $600,000, transaction-specific business development costs of $113,350, and management fees of $50,000. Through June 2007, the Company incurred contractually reimbursable costs of $217,969. In June 2007, BIA Capital amended the reimbursement agreement to waive charges to the Company until such a time when the Company has sufficient cash flow. At December 31, 2007 and 2006, the amounts due and outstanding to BIA Capital were $20,000.

The Members of the Company are also Members of BIA DP Management LLC, the management company of two affiliated private equity partnerships, BIA Digital Partners LP and BIA Digital Partners II LP (collectively "the LP's"). From time to time, the Company may represent a client in which the LP's may invest. The Company is precluded from earning an investment banking fee on capital actually invested by the LP's.

Note 3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations as a broker-dealer and 15 to 1 thereafter. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $11,084, which was $6,084 in excess of required net capital of $5,000, and had a ratio of aggregate indebtedness to net capital of 1.80 to 1. At December 31, 2006, the Company had net capital of $138,678, which was $133,678 in excess of required net capital of exceeded its capital requirements of $5,000, and had a ratio of aggregate indebtedness to net capital of 0.14 to 1.

Note 4. Income Taxes

The Members have elected to have the Company treated as a limited liability corporation for income tax purposes, whereby the taxable income or loss flows through to and is reportable by the members individually. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

Note 5. Other Income

Other income includes $35,000 received from FINRA as a one time cost savings resulting from the consolidation of the National Association of Securities Dealers and New York Stock Exchange Member Regulation.

BIA Capital Strategies, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007 and 2006

	2007	2006
Net capital:		
Total members' equity qualified for net capital	$ 11,694	$ 139,798
Deductions:		
Non-Allowable assets, prepaid accounts	(484)	(524)
Net capital before haircuts on securities positions	11,210	139,274
Haircuts on securities positions	(126)	(596)
Net capital	$ 11,084	$ 138,678
Aggregate indebtedness	$ 20,000	$ 20,053
Computation of basic net capital requirement:		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 6,084	$ 133,678
Ratio: Aggregate indebtedness to net capital	1.8042 to 1	0.1446 to 1

There are no material differences between the information on this schedule and the information included in the unaudited Part 11A of Form X-17A-5 (Focus Report) as of December 31, 2007 and 2006.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Members
BIA Capital Strategies, LLC
Chantilly, Virginia

In planning and performing our audit of the financial statements of BIA Capital Strategies, LLC (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 14, 2008

END